AMENDMENT TO Principal Underwriting agremeent

This Amendment dated as of the 30th day of November 2015, is made and entered into by and between Capital Group Private Client Services Funds, a Delaware statutory trust (the “Trust”) and American Funds Distributors, Inc., a California corporation (the “Distributor”)

Witnesseth:

WHEREAS, there is now in effect a Principal Underwriting Agreement dated April 1, 2010 (the “Agreement”), between the Trust and the Distributor, appointing the Distributor as exclusive agent for the Trust for the sale of its shares on certain terms and conditions and subject to certain provisions set forth therein;

WHEREAS, the Trust changed the name of Capital Group Non-U.S. Equity Fund to Capital Group International Equity Fund; and

WHEREAS, the Trust and the Distributor desire to amend the aforementioned Agreement to reflect the name change.

NOW, THEREFORE, the parties agree as follows:

  Effective January 1, 2016, Exhibit A is deleted and replaced with the attached Exhibit A. All references in the Agreement to the portfolios within the Trust are amended to reflect the names on the attached Exhibit A.

  All other provisions of the Agreement remain in effect without change.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in duplicate original by their officers thereunto duly authorized, as of the day and year first above written.

AMERICAN FUNDS DISTRIBUTORS, INC.	CAPITAL GROUP PRIVATE CLIENT SERVICES FUNDS
By:	By:
Kevin C. Clifford	John S. Armour
Chairman, President and	President and
Chief Executive Officer	Principal Executive Officer

Exhibit A

Capital Group Core Municipal Fund

Capital Group Short-Term Municipal Fund

Capital Group California Core Municipal Fund

Capital Group California Short-Term Municipal Fund

Capital Group Core Bond Fund

Capital Group Global Equity Fund

Capital Group International Equity Fund

Capital Group U.S. Equity Fund